UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Tuesday, 3 November 2026

Unilever Investor Event: A focused HPC pureplay built for consistent, top-tier performance

Unilever will tomorrow host an Investor Event to outline its plans for sustained, competitive growth as a pureplay HPC business.

The leadership team will showcase the significant opportunities offered by leading positions in attractive categories and an advantaged geographical footprint. It will outline how Unilever will capture these opportunities through elevated Power Brands, an AI-enabled demand creation model and a relentless focus on in-market execution.

Following the separation of the Ice Cream business in December 2025 and the planned combination of the Foods business with McCormick, expected to complete by mid-2027 at the latest, Unilever will be a simpler business, centred on Beauty & Wellbeing, Personal Care and Home Care. These categories share science and technology foundations, one demand creation model and common routes to market, providing opportunities to further focus resources and scale what works across Unilever’s global footprint.

Operating model

Unilever is announcing the evolution of its operating model around a clear principle: global strategy, local execution. The new model will enable simpler processes across the business.

The model will retain a lean strategic centre focused on portfolio convergence, long-term resource allocation, key marketing capabilities, the governance and global roll-out of Power Brands and the development of multi-year R&D programmes.

Markets will be accountable for operations, commercial excellence, supply chain and managing the increasing convergence of content, media and commerce locally. They will be clustered in six performance units led by Regional Presidents with full accountability for P&L delivery across all  categories.

Leadership and implementation

The new structure will be reflected in the Unilever Leadership Executive.

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Leandro Barreto, currently Chief Marketing Officer of Unilever and Beauty & Wellbeing, will be appointed Chief Growth and Marketing Officer

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Eduardo Campanella, currently President, Home Care, will be appointed Corporate Strategy Officer

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Priya Nair will remain as Chief Executive Officer & Managing Director, Hindustan Unilever Limited, leading India

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Benjie Yap, currently Head of Unilever Indonesia, will lead South Asia Pacific

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Aseem Puri, currently Head of Unilever Thailand, will lead North East Asia

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Reginaldo Ecclissato, currently President, One Unilever Markets, will lead Latin America, Africa, Middle East and Turkey

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Herrish Patel, currently President, Unilever USA and CEO of Personal Care North America, will lead Europe

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The President of North America will be an external appointment and will join the company on 1st January, with a full announcement to be made in the next few weeks.

All other members of the Unilever Leadership Executive will remain in their current roles.

The new leadership appointments will take effect on 1 January 2027. The operating model will be progressively implemented during 2027, subject to consultation processes including with Works Councils, and is expected to be fully operational upon completion of the Foods transaction.

Financials targets, 2027 outlook and productivity

The plans set out at the Investor Event will support Unilever’s medium-term financial algorithm: annual underlying sales growth of 4–6%, with underlying volume growth of at least 2% and modest improvement in underlying operating margin, supporting its ambition to deliver top-third shareholder returns.

Unilever expects to deliver performance in line with this medium-term algorithm in 2027.

The simpler portfolio and new operating model will free up resources for investment and better align revenue and cost. At the Investor Event, Unilever will set out plans to deliver productivity savings of €1 billion by end 2029, addressing stranded costs arising from the Foods transaction and savings from organisational simplification, process redesign and technology initiatives.

External reporting

Following the implementation of the new operating model, Unilever will report across three categories: Beauty & Personal Care, Home Care and Other. Geographical disclosure will cover five regions: 1) North America, 2) Europe, 3) Latin America, Africa, Middle East and Turkey, 4) India and 5) Asia (combining North East Asia and South Asia Pacific).

Commenting ahead of the Investor Event, Fernando Fernandez, Chief Executive Officer of Unilever, said:

“Unilever is becoming a sharper, more focused HPC business, with Power Brands and a global footprint that provide significant opportunities for growth.

Through Desire at Scale, we are elevating our brands, bringing together better innovation and execution excellence.

Our new operating model will combine a centralised global strategy with excellence in local execution, aiming for portfolio convergence and simplification, leveraging our market leading brands and premium digital disruptors.

We are building from a position of strength, and our priority is to deliver sustained, competitive volume-led growth and consistent hard currency earnings expansion.”

ENDS

The Investor Event will begin at 8.30am Eastern Time (1.30pm GMT) and include presentations and case studies. A live webcast will be available.

Register via the Investor Event 2026 page on Unilever’s website: Investor Event 2026 | Unilever

Enquiries:

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 77 4249 0136	press-office.london@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com

Cautionary Statement:
This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the “Group”) (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments, future performance and other factors affecting the Group, taking into account all information currently available to us. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control or precise estimate, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; information and cybersecurity risks, including Unilever's ability to maintain a secure and reliable IT infrastructure; risks associated with rapid advancements in generative AI; execution of acquisitions, divestitures and business transformation projects, including the risks associated with the proposed transaction to combine Unilever’s Foods business with McCormick & Company, Inc., such as the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties or at all, or the difficulties and delays in the combined company achieving the synergies expected thereby, in the time frame expected by the parties or at all; economic and geopolitical risks and natural disasters; financial risks; legal and compliance risks, including failure to meet high and ethical standards, managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof, and risks related to emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events and any forward-looking events discussed herein might not occur. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or as a result of new information. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/s/ P. KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 03 November 2026